AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

TIA LUPITA HOT SAUCE LLC

(a Delaware Limited Liability Company)

Dated and Effective

as of

December 17, 2019

DocuSign Envelope ID: 28184D53-8B4B-434A-A9CA-4C07CAE685E0

TABLE OF CONTENTS

4823-0520-8748v.5 0112983-000001

DocuSign Envelope ID: 28184D53-8B4B-434A-A9CA-4C07CAE685E0

4823-0520-8748v.5 0112983-000001

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
TIA LUPITA HOT SAUCE LLC

(a Delaware Limited Liability Company)

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, dated December 17, 2019, is made by and between Tia Lupita Hot Sauce, LLC (the "*Company*") and Hector Saldivar, as the sole member of the Company (the "*Member*"). This Agreement amends and restates in its entirety any prior limited liability company or operating agreement of the Company, as amended.

1.   **Certificate of Formation.** A Certificate of Formation for the Company was filed on June 3, 2016, the date on which the term of the Company began.

2.   **Name.** The name of the Company is "Tia Lupita Hot Sauce LLC."

3.   **Purpose.** The principal purpose and business of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act, and to exercise all other powers necessary or reasonably connected or incidental to such purpose and business that may be legally exercised by the Company under the Delaware Limited Liability Company Act, as amended from time to time (the "*Act*").

4.   **Term.** The term of the Company shall continue until the Company is dissolved in accordance with Section 11.

5.   **Principal Place of Business.** The principal place of business of the Company shall be One Blackfield Drive, Ste. #264, Tiburon, CA 94920. The Manager may relocate the principal place of business or establish additional offices from time to time.

6.   **Registered Office and Registered Agent.** The registered agent of the Company for service of process in the State of Delaware and the registered office of the Company in the State of Delaware shall be that person and location reflected in its Certificate of Formation. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be, in the manner provided by law (including the Act).

7.   **Member.**

7.1   **Name and Address.** The name and address of the Member are as follows:

Name	Address
Hector Saldivar	191 Blackfield Drive
	Tiburon, CA 94920

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7.2   Additional Members.

The Member shall have the right to cause the Company to issue membership interests, including "profits interests" (as defined in IRS Revenue Procedure 93-27, 1993-2 C.B. 343, and further described in IRS Revenue Procedure 2001-43, 2001-2 C.B. 191) to existing or new employees, consultants or other service provider of the Company. Any such issuance of "profits interests" shall be pursuant to a written agreement setting any restrictions and obligations associated with such "profits interests". Further, in connection with the admission of one or more additional members, whether issued "profits interests" or another form of membership interest in the Company, prior to admission, the Member shall amend this Agreement to make such changes as the Member shall determine to reflect the rights associated with any such membership interests and the fact that the Company will have multiple members. Each additional member shall execute and deliver a counterpart to this Agreement, as amended.

8.   Management.

8.1   Management by Manager in Ordinary Course of Business. The business and affairs of the Company shall be managed by a manager. The manager of the Company shall be Hector Saldivar, or his, her or its successor appointed as provided in Section 8.7 (the "*Manager*"). The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company in the ordinary course of the Company's business, and to perform any and all other acts or activities customary or incident to the management of the Company in the ordinary course of its business. Without limiting the generality of the foregoing, but subject to Section 8.2, the Manager shall have power and authority, on behalf of the Company:

(a)   to borrow money on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(b)   to purchase liability and other insurance to protect the Company's property and business;

(c)   to acquire, improve, manage, charter, operate, sell, transfer, exchange, encumber, pledge or dispose of any real or personal property of the Company;

(d)   to invest Company funds temporarily in time deposits, short-term governmental obligations, commercial paper or other short-term investments;

(e)   to execute instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, limited liability company agreements of other limited liability companies, and any other instruments or documents necessary, in the opinion of the Manager, to the Company's business;

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    (f) to employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

    (g) to enter into any and all other agreements with any other person for any purpose, in such form as the Manager may approve;

    (h) to, from time to time, open bank accounts in the name of the Company, and the Manager shall be the sole signatory thereon, unless the Manager determines otherwise;

    (i) to implement Major Decisions of the Company duly adopted in accordance with Section 8.2; and

    (j) to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

    8.2 **Limit on Manager's Authority.** The Manager shall not have authority, without the written approval of the Member, to take any action which is not in the ordinary course of the Company's business (a "***Major Decision***"), including without limitation, the following extraordinary actions:

    (a) admitting or removing any person as a member in the Company;

    (b) admitting additional or successor Managers;

    (c) dissolving the Company in accordance with Section 11;

    (d) take any other action reserved to the Member in this Agreement;

    (e) the mortgaging, encumbering, selling, transferring, or otherwise disposing of all or substantially all of the Company's assets; or

    (f) elect to classify the Company for federal income tax purposes as an association taxable as a corporation.

    8.3 **Compensation of the Manager.** The Manager shall receive compensation for management services rendered to the Company as approved in writing by the Member. The Manager shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by the Manager in connection with the Company's business.

    8.4 **Agents.** The Manager may authorize one or more agents to enter into any contract or to otherwise act on behalf of the Company to the extent that the Manager could take such action. Such authority may be general or be defined to specific instances. Unless authorized to do so by this Agreement or by the Manager, no Member, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

3

8.5 **Right to Rely on Manager.** Any person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Manager as to the identity and authority of the Manager or other person(s) to act on behalf of the Company.

8.6 **Other Activities.** The Manager may engage in other business and investment ventures of every nature and description and shall have no obligation to account to the Company or its Members for any such business or investment or for business or investment opportunities.

8.7 **Appointment and Removal of Manager.** The Manager may be removed with or without cause by the Member upon written notice to the Manager. If the Member removes a Manager or a Manager ceases to act as manager of the Company for any reason, the Member may designate a successor Manager or may designate itself as the Manager.

9. **Financial Matters.**

9.1 **Capital Contribution.** The Member previously made one or more capital contributions to the Company. The Member may, in his discretion, but shall not be required to, make additional capital contributions to the Company.

9.2 **Distributions.** The Manager may, in its discretion, cause the Company to make distributions to the Member from time to time as permitted by the Act.

9.3 **Federal Income Tax Reporting.** It is intended that the Company be disregarded as an entity separate from the Member for federal income tax purposes. No election shall be made pursuant to Treasury Regulation Section 301.7701-3 to treat the Company as an association taxable as a corporation without the prior approval of the Member. To the extent the Company is not disregarded for any state, local or foreign income or franchise tax purpose, or other tax purpose, the Company shall prepare and file tax returns as necessary, and the Member shall prepare tax returns consistently with such tax returns.

10. **Accounting and Records.** The Company shall keep, or cause to be kept, customary books and records with respect to the business of the Company, including all books and records necessary to provide any information, lists and copies of documents required to be provided under applicable laws, including the Act. The books and records of the Company shall be kept at the principle place or business of the Company and shall be accessible by the Member.

11. **Dissolution and Liquidation.**

11.1 **Events of Dissolution.** The Company shall dissolve upon the earlier of:

(a)   the written statement of the Member;

(b)   the sale, transfer or other disposition of all or substantially all of the Company's assets unless otherwise determined by the Member in writing; or

(c)   the entry of a decree of judicial dissolution under the Act.

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11.2   Liquidation Upon Dissolution and Winding Up. Upon the dissolution of the Company, the Manager shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the Act. Upon discharging all debts and liabilities, all remaining assets shall be distributed to the Member or the Member's representative.

12.   Member Dissociation. The Company shall not be dissolved upon the occurrence of any event of Member dissociation described in the Act. Upon the occurrence of such an event of Member dissociation, the business of the Company shall be continued by such Member's successor, and such successor shall be a substituted member and may admit additional members and amend this Agreement as contemplated in Section 7.2.

13.   Limitation of Liability; Indemnification.

13.1   Limitation of Liability. Neither the Member nor the Manager (each, a "*Covered Person*") shall have liability to the Company for monetary damages for conduct as the Member or the Manager, except for acts or omissions that involve a material breach of this Agreement, intentional misconduct, a knowing violation of law, conduct violating Section 18-607 of the Act, or for any transaction from which the Covered Person has personally received a benefit in money, property or services to which the Covered Person was not legally entitled. No repeal or modification of the Act or this Section 13.1 shall adversely affect any right or protection of a Covered Person existing at the time of such repeal or modification for or with respect to an act or omission of such Covered Person occurring prior to such repeal or modification.

13.2   Indemnification. The Company shall indemnify each Covered Person from and against any judgments, settlements, penalties, fines or expenses incurred in a proceeding to which the Covered Person is a party because he, she or it is, or was, the Member or the Manager; provided, however, that a Covered Person shall not be indemnified from or on account of acts or omissions of the Covered Person finally adjudicated to be a material breach of this Agreement, intentional misconduct or a knowing violation of law by the Covered Person, conduct of the Covered Person adjudged to be in violation of Section 18-607 of the Act, or any transaction with respect to which it was finally adjudged that the Covered Person received a benefit in money, property or services to which the Covered Person was not legally entitled. The right to indemnification conferred in this Section 13.2 shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of the Covered Person to repay all amounts so advanced if it shall ultimately be determined that the Covered Person is not entitled to be indemnified under this Section 13.2 or otherwise; provided, further, no Covered Person shall be entitled to be paid such expenses in advance of final disposition in a proceeding that is brought against the Covered Person by the Company or one of the Members.

The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 13.2 shall not be exclusive of any other right any Covered Person may have or hereafter acquire under any statute, this Agreement, vote of Members or otherwise.

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No repeal or modification of the Act or this <u>Section 13.2</u> shall adversely affect any right of a Covered Person to indemnification existing at the time of such repeal or modification for or with respect to indemnification related to an act or omission of such Covered Person occurring prior to such repeal or modification.

14. **Miscellaneous.**

  14.1 **Assignment.** The Member may assign in whole or in part its interest in the Company.

  14.2 **Governing Law.** This Agreement shall be construed and enforced in accordance with the internal laws of the State of Delaware, including without limitation, the Act.

  14.3 **Amendments.** Subject to <u>Section 12</u>, this Agreement may not be amended except by the written agreement of the Member.

  14.4 **Construction.** Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

  14.5 **Headings.** The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

  14.6 **Waivers.** The failure of any person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

  14.7 **Severability.** If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

  14.8 **Heirs, Successors and Assigns.** Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

  14.9 **Creditors.** None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

[Signature Page Follows]

4823-0520-8748v.5 0112983-000001

Executed as of the date first above written by the undersigned.

COMPANY: Tia Lupita Hot Sauce LLC,
a Delaware limited liability company

DocuSigned by:
Hector Saldivar
81FCF85C8A7B4ED...

By: ______________________
Name: Hector Saldivar
Title: Manager

DocuSigned by:
Hector Saldivar
81FCF85C8A7B4ED...

MEMBER: ______________________
Hector Saldivar